January 8, 2026

Diane R. Garrett
President and Chief Executive Officer
Hycroft Mining Holding Corporation
4300 Water Canyon Road, Unit 1
Winnemucca, NV 89445

        Re: Hycroft Mining Holding Corporation
            Registration Statement on Form S-3
            Filed December 29, 2025
            File No. 333-292470
Dear Diane R. Garrett:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Purcell at 202-551-5351 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Craig D. Linder